UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2020

Commission File Number: 1-33659

COSAN LIMITED

(Translation of registrant’s name into English)

Av. Brigadeiro Faria Lima, 4100, – 16th floor

São Paulo, SP 04538-132 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

cosan limited

Earnings Release
1st Quarter of 2020

São Paulo, June 4, 2020 – COSAN LIMITED ("CZZ" or "Company") (NYSE: CZZ) announces today its results for the first quarter (January, February, and March) of 2020 (**1Q20**). The results are presented on a consolidated basis, in accordance with the accounting practices adopted in Brazil and with International Financial Reporting Standards (IFRS). Comparisons in this report take into consideration 1Q20 and 1Q19, except where indicated differently.

CZZ Pro forma[1] BRL mln	1Q20 (Jan-Mar)	1Q19 (Jan-Mar)	Chg.% 1Q20/1Q19	4Q19 (Oct-Dec)	Chg.% 1Q20/4Q19
Net Revenue	19,632.6	18,620.8	5.4%	21,051.2	-6.7%
Gross profit	2,303.4	2,115.9	8.9%	2,699.5	-14.7%
EBITDA[2]	2,526.7	2,234.2	13.1%	2,972.8	-15.0%
Adjusted EBITDA[3]	2,243.0	2,180.7	2.9%	2,104.0	6.6%
Net Income (Loss)	646.7	190.2	n/a	356.9	81.2%
Adjusted Net Income	660.5	195.5	n/a	(61.9)	n/a

Note 1: Considering 50% of the results of Raízen Combustíveis and Raízen Energia.
Note 2: As of 1Q18, EBITDA excludes asset amortization arising from contracts with clients at Raízen Combustíveis.
Note 3: Adjusted EBITDA and Net Income does not include non-recurring effects in Cosan S.A., as detailed in its earnings release.

Message from the CEO

Stepping in as Cosan CEO would have been a great challenge under normal circumstances. Defining "normal" these days is a challenge in itself. In a single week in March, oil prices collapsed, we faced a criminal cyberattack that temporarily halted some operations, and Social distancing policies adopted in various regions of the country resulted in sharp decreases in demand for natural gas distribution, fuels, and lubricants. And the Brazilian Real had the worst performance compared to Emerging Market currencies. We had to react really fast and decisively!

With the privilege of having a strong team, we shifted our gears overnight, establishing dedicated teams to define operating protocols to allow our field workers to continue doing their jobs safely and keeping our businesses, considered essential, up and running to serve the country. Our priority has always been the safety of our people and our operations. It was no different this time round. Cosan donated over R$ 17 million to help Covid-19 initiatives, focused on hospitals and health professionals, communities affected by our operations and workers like truck drivers, essential to keep the country moving. Most importantly, we engaged with authorities, NGOs and other companies to multiply the reach of our contributions, sharing best practices and helping devise sound decisions.

During first quarter, we observed initial impacts of Covid-19 in our businesses. At **Raízen Combustíveis**, fuel distribution volumes were hard hit around mid-March, with 50% drop in Otto-cycle, 30% in Diesel and 80% in Aviation, while melt down of oil prices and consequently fuels caused significant inventory losses. **Moove**'s volumes were impacted in all countries. **Comgás** industrial and commercial segments were also heavily affected, compensated by pick up in residential sales resulting in better margins mix. In turn, **Raízen Energia** delivered a very strong end-of-crop quarter on the back of sugar and ethanol commercialization strategy and hedging. **Rumo's** first quarter was particularly weak given different soybean crop seasonality and operating issues.

As we face the challenges, day in day out, we grow confident on the strength of our portfolio of assets and people. Cosan was one of the first companies to access banks in Brazil and we managed to strengthen our cash position with R$ 7 billion of additional credit lines, while maintaining our indebtedness levels around 2x Net Debt/EBITDA across the Group.

We already observed some demand pick-up in otto-cycle while agribusiness and heavy transportation have been helping diesel sales, both in Brazil and Argentina. Hedging positions provide for good support for sugar and ethanol prices in the 2020/21 crop year. Ethanol pricing volatility will likely provide for good trading opportunities. Lower average temperatures and new client connections increased demand for natural gas in residential market, enriching sales mix. Currency devaluation improved competitiveness of Brazilian soybean as China increases imports, supporting our expectations for a good year at Rumo. Moreover, all our companies delved into new ways of increasing efficiency and reducing costs amid the pandemic, and most of those initiatives will become longer-term opportunities.

The level of uncertainty regarding the pandemic itself and the pace of economic recovery remains quite high all over the world. Add to that political issues in Brazil. But without disregarding the risks that lay ahead and keeping up with the good work we have done so far, we continue to think long term and stick to our sustainable capital allocation principles, targeting a cleaner energy offer to our customers and building efficient and reliable logistics for Brazil – therefore well positioned to capture the opportunities that usually arise during crisis times and in a transformed and ESG conscious post-Covid19 world. Cosan S.A. (CSAN3) launched a R$ 600 million buy-back program and CZZ increased its exposure to that company's performance through a total-return-swap, following our capital allocation strategy without compromising cash position now. We announced the creation of Compass Gas & Power, to connect gas supply and demand in Brazil and integrate gas and power in the country following global trends. And the recently announced renewal of Paulista Network opens the floor for additional opportunities at Rumo.

We remain focused in assuring our people are safe and our company prepared to endeavor the challenges ahead, while being ready to capture opportunities as normality resumes, sooner rather than later, we hope!

Stay Safe,

Luis Henrique Guimarães - CZZ's CEO

Investor Relations
E-mail: ri@cosan.com.br | Website: www.cosan.com

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CZZ LISTED NYSE

COSAN LIMITED

Earnings Release
1st Quarter of 2020

Business Units

Cosan S.A. (B3: CSAN3) and Cosan Logística S.A. (B3: RLOG3), companies controlled by the Company, reported its results on May 29 and May 27, 2020, respectively. Its Earnings Releases containing the comments from the main financial and operational information, besides its Financial Statements, can be found at the websites below:

- Cosan S.A. (CSAN3): ri.cosan.com.br
- Cosan Logística (RLOG3): ri.cosanlogistica.com

Cosan S.A. and Cosan Logística S.A. business units that compose Cosan Limited and interest in each reportable segment are shown below:

- **Cosan S.A. (CSAN3) (66%)**

Raízen Combustíveis (50%)	Fuel Distribution & Downstream Argentina
Raízen Energia (50%)	Sugar, Ethanol & Bioenergy Production and Commercialization
Compass Gás e Energia (99%)	Natural Gas Distribution and Gas & Energy Trade
Moove (70%)	Lubricants, Base Oils & Specialties
Cosan Corporativo (100%)	Corporate and Other Investments

- **Cosan Logística S.A. (RLOG3) (73%)**

Rumo S.A. (RAIL3) (28%)	Logistics Operator

Executive Summary 1Q20

Cosan S.A. (B3: CSAN3)

The year began with good expectations for Brazil, considering good perspectives for global growth and improved local indicators. But the scenario changed abruptly in early March when oil prices collapsed 30% in a single day, touching unprecedented negative territory, explained by disagreement among producing countries as lockdown restrictions around the world drastically reduced demand for oil.

On March 11, the WHO declared the new coronavirus (Covid-19) a global pandemic. On the same day, Cosan Group suffered a cyberattack that temporarily disrupted some operations. Social distancing policies adopted in various regions of the country resulted in sharp decrease in demand, particularly for natural gas distribution, fuel, and lubricants. Lower sales volumes, combined with the drop on prices of diesel, gasoline and consequently ethanol and the depreciation of the Brazilian Real, culminated in a rather challenging scenario at the end of the first quarter and in the following months.

Cosan S.A. Proforma: **Despite the challenges, the proforma adjusted EBITDA of Cosan S.A. totaled R$1.8 billion (+21%) in 1Q20, highlighting Raízen Energia, due to concentration of sales in the quarter with better prices.** Net income came to R$102 million, impacted by the negative effect of the mark-to-market of shares held by Cosan, as well as the foreign exchange effect on the non-hedged portion of the perpetual bond. Cosan recorded cash consumption of R$556 million in 1Q20 on a proforma basis (FCFE), mainly reflecting debt amortization and share buyback. Even so, **leverage (net debt /proforma EBITDA) plunged to 1.9x.**

Raízen Combustíveis

Consolidated adjusted EBITDA, combining operations in Brazil and Argentina, was R$698 million (-26%). As integration evolves, these operations become more of a **single and synergic value platform** in downstream.

RC Brazil: **Adjusted EBITDA totaled R$568 million (-20%) in 1Q20, on sharp decrease in demand for fuels due to social distancing measures and inventory losses.** These effects were partially offset by import gains, deriving from Raízen's supply strategy. The total volume sold came in 3% lower in the quarter, highlighting the Otto cycle and aviation. Diesel sales rose 2% as an effect of higher demand for heavy transport in the country and agribusiness clients. The cybercrime temporarily interrupted Raízen's systems, affecting sales in the period. It is worth noting that the operation fully returned to normalcy in the days following the cyberattack, causing limited impact on Raízen Combustíveis' results. Raízen launched a set of measures to support its resellers and franchisees during the pandemic and renegotiated its main supply agreements in order to adapt them to the new reality.

RC Argentina: **Adjusted EBITDA totaled US$33 million (R$130 million) in 1Q20, also impacted by high price volatility and lower demand due to stringent social distancing measures implemented in the country.** In 1Q20, sales volume came 13% lower than in 1Q19.

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Raízen Energia: Adjusted EBITDA reached R$1.5 billion (+67%) due to sales concentrated in the last quarter of the crop with better prices. The Otto cycle’s lower demand affected own ethanol sales (-12%) in the quarter, which was offset by higher sugar sales (+35%). In the crop year, Adjusted EBITDA totaled R$3.4 billion (+19%), reflecting higher sugar sales volume and better prices of all products. Comgás: Normalized adjusted EBITDA stood at R$578 million (+16%) in 1Q20. Natural gas volumes distributed in the period were 4% lower, impacted by the recent effects of the pandemic. A decreasing demand in the industrial (-4%) and commercial (-2%) segments reflects the reduction of some clients’ activities. In the residential segment, lower average temperatures and the addition of new clients in the last 12 months boosted demand (+16%). Lower sales volume in the quarter was offset by margins adjusted by inflation and improved sales mix. Moove: Adjusted EBITDA totaled R$110 million (+35%) in the quarter. The increase reflects better results of international operations in the period and the accounting gain arise from an acquisition abroad, despite the 3% reduction in sales, concentrated at the end of March. Cosan Logística S.A. (RLOG3): Rumo’s transported volumes decreased 7.6% yearly in 1Q19, reaching 12.3 Billion RTK, reflecting delayed start of soybean crop and operational restrictions in Santos Port. January volumes were seasonally weaker, improving significantly in February (20%) as exports began to flow. March was supposed to be a good month as well, but operational restrictions due to excess of rains and a criminal hacker attack prevented the company from capturing higher volumes. Crop setbacks down south combined with lower industrial volumes towards the end of March due to pandemic also contributed to weaker quarter. Rumo reduced grains throughput in Santos by 9.7%, implying 4.4 p.p. of market share reduction. Rumo adjusted EBITDA (including IFRS) reached R$ 653 million (-18.6%) in 1Q20 due to lower volumes and tariffs. Adjusted numbers exclude Malha Central (R$ 12 million) and settlements related to Malha Paulista renewal (R$ 64 million), for proper comparison. Fixed costs and general expenses increased only 1% compared to last year (excluding Malha Central), while variable costs decreased 12% versus 7% volumes reduction, implying efficiency gains. But lower operational leverage resulted in 3.2 p.p. reduction in EBITDA margin to 45.9%. Adjusted Net Loss totaled R$ 136 million this quarter on lower operating results and non-cash R$ 160 million write-off adjustment related to shift to hedge accounting while Broad Net Debt/EBITDA increase sequentially to 2.1x on lower LTM EBITDA. The year began with uncertainties regarding soybean exports, but global trade is now expected to increase from 153 to 160 mln tons this year, with China increasing inventories by 6 mln tones. Moreover, the Real depreciation increased competitiveness of Brazilian grains, accelerating exports from Mato Grosso state this year and calling for good volumes in 2Q20. Cosan Limited: CZZ pro forma adjusted EBITDA increased 3% in 1Q20, reaching R$ 2.2 billion, with positive contributions from the businesses, highlighting Raízen Energia and Comgás. Net Income totaled R$ 647 million, up more than 3x from 1Q19, and Adjusted Net Debt/EBITDA closed the quarter at 2.4x. Nonrecurring events of 1Q20 Cyberattack As announced to the market, the group suffered a criminal cyberattack on March 11, 2020, causing a partial and temporary disruption in its companies operations. All companies of Cosan Group quickly implemented their contingency plans and continued to partially operate on the day of the attack, minimizing potential impacts on the 1Q20 results. All operational and priority systems returned to normal throughout the month. Social Responsibility and new Coronavirus pandemic (Covid-19) (“Pandemic”) On March 11, 2020, the World Health Organization (WHO) declared Covid-19 a global pandemic. Cosan group immediately adopted a contingency plan aiming at preserving the physical and mental health of its employees while continuing its essential operations. We have been in close contact with authorities, suppliers, clients, and other stakeholders to ensure the best decisions are made amid increasing challenges and uncertainty brought about by the coronavirus outbreak. We also implemented home office for administrative employees of all companies in our portfolio. All facilities and processes were adapted to preserve the safety of field professionals in order to guarantee the continuity of essential services. Moreover, employees considered part of risk group were instructed to adopt specific social distancing, care, and monitoring measures. Additionally, Cosan Group has donated over R$17 million since the onset of the crisis as well as used its value chain, execution, and mobilization capacity to foster partnership agreements and position its assets and infrastructure to serve society. Raízen: Since March 20, 2020, when the Brazilian Sanitary Surveillance Agency (Anvisa) authorized the production of ethyl alcohol (70%), Raízen produced and donated over 1.1 million liters of the product to more than 60 hospitals throughout the country. Raízen settled partnerships with other companies in order to fill and distribute its ethyl alcohol (70%) to gas stations and distribution services points. The negotiations with our partners were supported by , a Cosan Group company - platform for road logistics that creates a unique transportation service experience - enabling us to distribute products to truck drivers. More than 245,000 liters of ethyl alcohol (70%) were distributed on the roads and toll stations throughout approximately 130 locations. Raízen also made donations to assist in the construction of field hospitals in the cities of Rio de Janeiro and São Paulo. Moreover, 2,000 liters of diesel/day were destined to São Paulo’s field hospitals’ energy generators and Raízen provided 60,000 fuel credit vouchers to health professionals through Shell Box app. Comgás: Natural gas connections were accelerated for hospitals, and respirators were donated to the public health system. Within agreement with state government, gas supply curtailments for residential and small commerce segments were suspended until May 31, 2020. Moove Essential items were donated to Rio de Janeiro’s hospitals and to hundreds of families located in the Ilha do Governador (RJ), where the Company’s lubricants plant is located. In addition, meals were distributed to truck drivers who accessed the plant, and 3,600 handmade fabric masks made by small producers in the region were donated. Rumo: Donations of critical equipment to Intensive Care Units (ICUs), 28 thousand liters of hand sanitizers, 2,400 units of bed linen, 84 thousand liters of cleaning products and 12 thousand tons of food. Partnerships were also made to donate school meals for children from Baixada Santista and to assist more than 2,000 truck drivers with food and hand sanitizers. Cosan S.A. issued a Notice to the Market on April 17, 2020 (click to access) with an update and evolution of the pandemic since the beginning until that date. The specific impacts of the pandemic on 1Q20 results are outlined in each business section of its earnings release. Succession plan In continuity to the succession process disclosed in January 21, 2020, Cosan S.A. and Cosan Logística S.A. announced that the Vice-Chairman of their Board of Directors, Marcos Marinho Lutz, will leave that positions as of June 15, 2020. The Vice-Chairman of the Boards of Directors will be taken over by Mr. Marcelo Eduardo Martins, the Companies’ current Chief Financial and Investor Relations Officer. Marcos Marinho Lutz will be dedicated as the Chairman of Rumo S.A. Board of Directors.

COSAN LIMITED

Earnings Release
1st Quarter of 2020

The following tables present the key operating and financial metrics of our businesses. Historical data for the information presented can be found on our Investor Relations website (ir.cosan.com.br) in the Results Center.

Main Operational and Financial Metrics

Raízen Combustíveis

Brazil	1Q20 (Jan-Mar)	1Q19 (Jan-Mar)	Chg.% 1Q20/1Q19	4Q19 (Oct-Dec)	Chg.% 1Q20/4Q19
Gasoline Equivalent[4] Volume ('000 cbm)	2,481	2,664	-7%	2,946	-16%
Diesel Volume ('000 cbm)	2,919	2,867	2%	3,233	-10%
Adjusted EBITDA Margin[5] (BRL/cbm)	91	110	-18%	133	-32%

Argentina	1Q20 (Jan-Mar)	1Q19 (Jan-Mar)	Chg.% 1Q20/1Q19	4Q19 (Oct-Dec)	Chg.% 1Q20/4Q19
Total Volume Sold ('000 cbm)	1,381	1,594	-13%	1,520	-9%
EBITDA (USD mln)	33	61	-47%	80	-59%

Note 4: Sum of gasoline and ethanol volumes, adjusted by the energy coefficient of 0,7221.
Note 5: Excludes asset sale and other non-recurring items.

Raízen Energia

Indicators	1Q20 (Apr-Mar)	1Q19 (Apr-Mar)	Chg.% 1Q20/1Q19	2019/20 (Jan-Mar)	2018/19 (Jan-Mar)	Chg.% 19/20x18/19
Sugarcane Crushed (mln mt)	-	0.2	-100%	59.6	59.7	0%
TRS/ha	-	7.5	-100%	9.6	9.2	4%
Sugar/Ethanol Production Mix	0% vs 100%	25% vs 75%	n/a	49% vs 51%	48% vs 52%	n/a
Adjusted EBITDA[6] (BRL mln)	1,549	927	67%	3,427	2,890	19%

Note 6: Excludes effects from biological assets variation, debt hedge accounting effects, foreign exchange hedge on sugar exports and nonrecurring gains/losses where applicable.

Comgás

	1Q20 (Jan-Mar)	1Q19 (Jan-Mar)	Chg.% 1Q20/1Q19	4Q19 (Oct-Dec)	Chg.% 1Q20/4Q19
Sales Volume (mln cbm) Ex-Thermal Power	1,059	1,108	-4%	1,113	-5%
Normalized Adjusted EBITDA[7] (BRL mln)	578	499	16%	507	14%
IFRS EBITDA (BRL mln)	682	447	53%	634	8%

Note 7: Includes the effect from the regulatory Current Account.

Moove

	1Q20 (Jan-Mar)	1Q19 (Jan-Mar)	Chg.% 1Q20/1Q19	4Q19 (Oct-Dec)	Chg.% 1Q20/4Q19
Total Sales Volume[8] ('000 cbm)	93	96	-3%	94	-1%
Adjusted EBITDA[9] (BRL mln)	110	81	35%	83	32%

Note 8: Considering the volume sold of lubricants and base oil.
Note 9: Adjusted for the lease impact (IFRS 16), as detailed on page 7 hereof.

Rumo

Operating and Financial Performance Index	1Q19	1Q20	Chg. %
Consolidated			
Operating ratio[10]	76%	83%	9.2%
Diesel consumption (liters/ '000 GTK)	4.15	3.93	-5.3%
Rail accidents (MM Train/Km)	16.1	16.3	0.9%
Personal accidents (accidents /MM MHW)	0.22	0.11	-50.0%
North Operation			
Cycle of railcars (days)	11.1	12.7	14.4%
South Operation			
Cycle of railcars (days)	8.1	8.3	2.5%

Note10: Only consideres the variable costs of railway operations.

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COSAN LIMITED

Earnings Release
1st Quarter of 2020

Cosan Corporate Results

The following table provides a breakdown of the 1Q20 results by business unit for all segments detailed previously. All information reflects 100% of their financial performance, regardless of the interest held by Cosan. For the purpose of reconciling EBITDA in the column "Cosan S.A. Accounting", the "Adjustments & Eliminations" column reflects the eliminations from operations among all Cosan subsidiaries for consolidation purposes.

Earnings by Business Unit[11] 1Q20	Raizen Combustiveis[12]	Raizen Energia	Compass Gás e Energia	Moove	Cosan Corporate	Desconsolidation Raizen	Adjustments and Elimination	Cosan S.A. Accounting	Cosan Logistica	Cosan Limited Corporate	Adjustments and Elimination	CZZ
Net Revenue	23,524.1	8,995.3	2,475.3	1,031.2	0.0	(32,519.5)	-	3,506.5	1,423.6	0.1	(7.7)	4,922.5
Cost of Goods and Services Sold	(22,477.5)	(8,179.8)	(1,680.5)	(804.7)	(1.2)	30,657.2	-	(2,486.4)	(1,071.2)	(0.3)	7.7	(3,550.2)
Gross Profit	1,046.7	815.6	794.9	226.4	(1.2)	(1,862.2)	-	1,020.1	352.4	(0.2)	-	1,372.3
Gross Margin (%)	*4.4%*	*9.1%*	*32.1%*	*22.0%*	*n/a*	*5.7%*	*n/a*	*29.1%*	*24.8%*	*n/a*	-	*27.9%*
Selling Expenses	(559.6)	(209.2)	(158.8)	(119.6)	(0.9)	768.8	-	(279.4)	(9.2)	(0.1)	-	(288.6)
General and Administrative Expenses	(164.3)	(144.5)	(85.7)	(46.7)	(38.9)	308.8	-	(171.2)	(98.4)	(25.7)	-	(295.3)
Other Operating Income (Expenses)	137.5	269.8	10.7	28.3	(75.0)	(407.4)	-	(36.0)	(91.9)	(0.0)	(0.0)	(127.9)
Equity Pick-up	0.4	(4.3)	0.0	0.0	589.6	3.9	(397.5)	192.2	2.4	75.0	(75.0)	194.6
Depreciation and Amortization	220.8	1,197.5	116.8	23.5	3.3	(1,418.3)	-	143.5	419.2	0.4	0.0	563.1
EBITDA	681.5	1,924.8	677.8	111.9	476.9	(2,606.4)	(397.5)	869.2	574.5	49.5	(75.0)	1,418.2
EBITDA Margin (%)	*2.9%*	*21.4%*	*27.4%*	*10.9%*	*n/a*	*8.0%*	*n/a*	*24.8%*	*40.4%*	*n/a*	*n/a*	*28.8%*
Financial result	(216.8)	(336.0)	(0.6)	(39.0)	(583.6)	552.8	-	(623.2)	(530.7)	602.1	167.4	(384.4)
Income and Social Contribution Taxes	(108.2)	(109.2)	(182.9)	(13.6)	210.7	217.4	-	14.2	98.8	(1.3)	(56.9)	54.8
Non-controlling Interest	1.6	(37.7)	(5.4)	(10.5)	1.5	36.1	0.0	(14.5)	217.5	(3.2)	(78.6)	121.2
Net Income	137.3	244.4	372.2	25.3	102.2	(381.7)	(397.5)	102.2	(59.0)	646.7	(43.2)	646.7

Note 11: As of 1Q18, the results of Cosan and its Business Units were impacted by the adoption of the new accounting standards (IFRS 15 and IFRS 9), as detailed in the quarterly financial statements as of March 31, 2018.

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COSAN LIMITED

Earnings Release
1st Quarter of 2020

Loans and Financing

On March 31, 2020, Cosan Limited's (CZZ Corporate) gross debt totaled R$ 4.2 billion, in line with 4Q19. Cash and cash equivalents came to R$ 474 million in 1Q20, compared to 433 million at the close of the 4Q19. This increase reflects Real depreciation between December 31, 2019 and March 31, 2020, compensating the acquisition of R$ 270 million worth of Cosan S.A. shares.

CZZ Corporate's net debt ended the period at R$ 3.8 billion (ex-IRFS 16).

Loans and Financing 1Q20 BRL mln	Compass Gás e Energia	Moove	Cosan S.A. Corporate	Cosan S.A. Consolidated	Raizen Energia (50%)	Raizen Combustiveis (50%)	Cosan S.A. Consolidated Pro forma	Cosan Logistica	Cosan Limited Corporate	CZZ Pro forma
Opening balance of pro forma net debt	**3,586.6**	**0.6**	**580.4**	**4,167.6**	**6,118.5**	**2,309.3**	**12,595.3**	**6,382.1**	**3,272.3**	**22,249.7**
Cash, cash equivalents and marketable securities	1,283.6	654.5	5,501.6	7,439.7	1,357.5	651.2	9,448.4	3,714.9	433.2	13,596.5
Gross Debt	**4,870.2**	**655.1**	**6,082.0**	**11,607.3**	**7,476.0**	**2,960.5**	**22,043.8**	**10,096.9**	**3,705.5**	**35,846.2**
Cash items	**(101.9)**	**(34.6)**	**(1,845.4)**	**(1,981.9)**	**(367.5)**	**23.1**	**(2,326.2)**	**460.2**	**235.5**	**(1,630.5)**
Funding	25.1	51.1	-	76.2	708.7	101.4	886.3	930.0	-	1,816.3
Payment of principal on loans and borrowings	(146.1)	(104.9)	(1,700.0)	(1,951.0)	(980.9)	(50.2)	(2,982.1)	(221.6)	-	(3,203.7)
Payment of Interest on loans borrowings	(7.3)	(3.2)	(189.2)	(199.6)	(95.2)	(28.1)	(322.9)	(273.1)	(158.2)	(754.3)
Derivatives	26.4	22.4	43.8	92.5	-	-	92.5	24.9	393.8	511.2
Noncash items	**72.1**	**115.0**	**518.0**	**705.2**	**904.1**	**(182.1)**	**1,427.1**	**309.3**	**284.7**	**2,021.1**
Provision for interest (accrual)	66.8	4.2	106.9	177.9	79.7	32.6	290.2	174.4	59.4	524.1
Monetary variation and MTM adjustment of debt	16.7	94.5	246.2	357.5	52.9	(14.7)	395.7	950.6	966.8	2,313.2
Exchange variation, net of derivatives	(11.5)	16.3	164.9	169.8	771.5	(200.1)	741.2	(815.8)	(741.6)	(816.2)
Closing balance of gross debt	**4,840.4**	**735.5**	**4,754.6**	**10,330.6**	**8,012.6**	**2,801.5**	**21,144.7**	**10,866.4**	**4,225.7**	**36,236.8**
Cash, cash equivalents and marketable securities	1,110.9	828.0	3,227.6	5,166.5	3,236.9	1,083.5	9,486.9	3,513.2	474.3	13,474.4
Closing balance of pro forma net debt	**3,729.5**	**(92.5)**	**1,527.1**	**5,164.1**	**4,775.8**	**1,718.0**	**11,657.8**	**7,353.2**	**3,751.4**	**22,762.4**
Obligations due to preferred shareholders of subsidiaries	-	-	618.9	618.9	-	-	618.9	-	-	618.9
Leasing (IFRS 16)	10.1	44.5	28.0	82.6	1,868.8	337.0	2,288.5	4,104.4	10.5	6,403.4
Total pro forma net debt and obligations due to preferred shareholders of subsidiaries	**3,739.6**	**(48.0)**	**2,174.0**	**5,865.6**	**6,644.6**	**2,055.0**	**14,565.2**	**11,457.5**	**3,761.9**	**29,784.7**

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COSAN LIMITED

Earnings Release
1st Quarter of 2020

Cash Flow Reconciliation

Cash Flow Statement 1Q20 BRL mln	Compass Gás e Energia	Moove	Cosan S.A. Corporate	Eliminations	Cosan S.A.	Raízen Combined	Eliminations	Cosan S.A. Pro forma	Cosan Logística	Cosan Limited Corporate	Eliminations/ Adjusted	CZZ Proforma
EBITDA	**677.8**	**111.9**	**476.9**	**(397.5)**	**869.2**	**1,303.2**	**(190.8)**	**1,981.6**	**574.5**	**49.5**	**(78.9)**	**2,526.7**
Noncash impacts on EBITDA	22.0	(14.4)	(515.7)	397.5	(110.6)	66.2	190.8	146.4	32.0	(56.6)	78.9	200.8
Changes in assets and liabilities	(495.9)	(80.3)	(257.3)	(0.0)	(833.5)	2,016.7	-	1,183.2	(557.7)	1.8	-	627.3
Operating financial result	10.3	2.1	38.9	-	51.4	(455.6)	-	(404.2)	(15.9)	(1.2)	-	(421.3)
Operating Cash Flow	**214.2**	**19.4**	**(257.1)**	**(0.0)**	**(23.5)**	**2,930.4**	**-**	**2,906.9**	**33.0**	**(6.4)**	**-**	**2,933.5**
CAPEX	(250.8)	(3.1)	(4.7)	-	(258.6)	(615.3)	-	(873.9)	(561.1)	(0.6)	-	(1,435.7)
Other	(90.2)	0.0	(1.1)	-	(91.4)	127.2	-	35.8	24.9	-	-	60.6
Cash Flow from Investing Activities	**(341.0)**	**(3.1)**	**(5.9)**	**-**	**(350.0)**	**(488.1)**	**-**	**(838.2)**	**(536.2)**	**(0.6)**	**-**	**(1,375.0)**
Funding	25.0	51.1	-	-	76.1	810.1	-	886.2	932.8	-	-	1,819.0
Loans amortization (Principal)	(146.0)	(104.9)	(1,700.0)	-	(1,950.9)	(1,034.8)	-	(2,985.7)	(248.7)	(0.0)	-	(3,234.4)
Loans amortization (Interest)	(7.3)	(3.2)	(189.2)	-	(199.6)	(125.1)	-	(324.7)	(289.0)	(158.2)	-	(771.9)
Leasing amortization (IFRS16)	(0.8)	(2.1)	(0.4)	-	(3.3)	(129.4)	-	(132.7)	(120.1)	(0.3)	-	(253.1)
Derivatives	26.4	22.4	43.8	-	92.5	-	-	92.5	24.9	393.8	-	511.2
Other	57.9	65.5	(284.1)	-	(160.7)	0.0	-	(160.7)	(0.0)	(270.0)	-	(430.7)
Cash Flow from Financing Activities	**(44.8)**	**28.8**	**(2,129.9)**	**-**	**(2,145.9)**	**(479.2)**	**-**	**(2,625.0)**	**299.9**	**(34.8)**	**-**	**(2,359.9)**
Dividends received	**-**	**-**	**0.0**	**0.0**	**0.0**	**-**	(0.0)	**0.0**	**0.3**	**-**	**-**	**0.3**
Free Cash Flow to Equity	**(171.5)**	**45.0**	**(2,392.9)**	**(0.0)**	**(2,519.4)**	**1,963.1**	**(0.0)**	**(556.3)**	**(203.1)**	**(41.8)**	**-**	**(801.2)**
Cosan S.A	-	-	-	-	-	-	0.0	0.0	-	-	-	0.0
Cosan Limited	(1.2)	0	0	0.0	(1.2)	-	-	(1.2)	0	0	0	(1.2)
Non-controlling Shareholders	-	-	-	-	-	-	-	-	-	-	-	-
Dividends paid	**(1.2)**	**-**	**-**	**0.0**	**(1.2)**	**-**	**0.0**	**(1.2)**	**-**	**-**	**-**	**(1.2)**
Exchange variation impact on cash and cash equivalents	-	128.6	118.8	-	247.4	348.5	-	595.9	1.4	82.9	-	680.2
Cash Generation (Burn) in the Period	**(172.7)**	**173.6**	**(2,274.0)**	**-**	**(2,273.2)**	**2,311.6**	**-**	**38.4**	**(201.7)**	**41.1**	**-**	**(122.2)**

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Financial Statements Cosan Limited—Accounting EBITDA 1,418.2 1,564.9 -9.4% 2,053.0 -30.9% Investments 867.4 719.5 20.6% 949.5 -8.7% Net Revenue 4,922.5 4,719.9 4.3% 5,087.5 -3.2% Cost of Goods and Services Sold (3,550.2) (3,469.3) 2.3% (3,448.8) 2.9% Gross profit 1,372.3 1,250.6 9.7% 1,638.7 -16.3% Selling, general & administrative expenses (583.9) (522.1) 11.8% (651.0) -10.3% Other net operating income (expenses) (127.9) (1.3) n/a (138.3) -7.6% Financial results (384.4) (519.4) -26.0% (648.9) -40.8% Equity Pick-up 194.6 275.7 -29.4% 628.9 -69.1% Expenses with income and social contribution taxes 54.8 (81.3) n/a (53.4) n/a Non-controlling interest 121.2 (206.2) n/a (450.8) n/a Discontinued operations - (5.8) -100.0% 31.8 -100.0% Net Income (Loss) 646.7 190.2 n/a 356.9 81.2% Cash and cash equivalents 6,985 8,472 Marketable Securities 2,169 3,116 Trade accounts receivable 2,159 1,786 Inventories 873 787 Derivative financial instruments 8,253 3,824 Other current assets 1,915 1,686 Other non-current assets 9,206 9,123 Investments 8,391 7,927 Property, plant and equipment 12,431 12,153 Intangible assets 17,011 16,844 Total Assets 69,392 65,718 Loans and borrowings 33,489 29,052 Financial instruments and derivatives 152 81 Trade accounts payable 2,273 2,190 Payroll 261 381 Other current liabilities 2,447 2,797 Other non-current liabilities 14,804 14,976 Shareholders’ Equity 15,966 16,240 Total Liabilities 69,392 65,718

Financial Statement including Raízen Cosan Limited Proforma (including 50% of Raízen) EBITDA 2,526.7 2,234.2 13.1% 2,972.8 -15.0% Adjusted EBITDA 2,243.0 2,180.7 2.9% 2,104.0 6.6% Investments 1,513.1 1,455.6 4.0% 1,433.9 5.5% Net Revenue 19,632.6 18,620.8 5.4% 21,051.2 -6.7% Cost of Goods and Services Sold (17,329.2) (16,505.0) 5.0% (18,351.7) -5.6% Gross profit 2,303.4 2,115.9 8.9% 2,699.5 -14.7% Selling, general & administrative expenses (1,122.5) (1,036.4) 8.3% (1,222.1) -8.1% Other net operating income (expenses) 75.6 162.9 -53.6% 425.5 -82.2% Financial results (660.8) (632.4) 4.5% (822.3) -19.6% Equity Pick-up (2.1) (27.3) -92.4% 3.9 n/a Expenses with income and social contribution taxes (53.9) (169.6) -68.2% (290.7) -81.5% Non-controlling interest 107.0 (217.0) n/a (468.7) n/a Discontinued operations - (5.8) -100.0% 31.8 -100.0% Net Income (Loss) 646.7 190.2 n/a 356.9 81.2% Cash and cash equivalents 11,285 10,408 Marketable Securities 2,189 3,188 Trade accounts receivable 3,634 3,603 Inventories 3,595 5,137 Derivative financial instruments 12,325 5,104 Other current assets 4,742 4,947 Other non-current assets 15,172 14,825 Investments 1,016 1,005 Property, plant and equipment 22,091 20,766 Intangible assets 20,099 19,956 Total Assets 96,148 88,940 Loans and borrowings 46,150 40,208 Financial instruments and derivatives 2,026 707 Trade accounts payable 7,387 6,497 Payroll 574 625 Other current liabilities 4,737 5,500 Other non-current liabilities 19,125 18,988 Shareholders’ Equity 16,149 16,415 Total Liabilities 96,148 88,940

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 4, 2020

COSAN LIMITED

By:	/s/ Marcelo Eduardo Martins
Name: Marcelo Eduardo Martins Title: Chief Financial Officer